Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

May 12, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Charlie Guidry, Staff Attorney

Washington, D.C. 20549

RE:	Sunstock, Inc.
Registration Statement on Form S-1 (Amendment No. 2)
Filed February 11, 2015
File No. 333- 198085

Dear Ms. Ransom:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the S-1/A (filed February 11, 2015) for Sunstock, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated February 24, 2015 (the “Comment Letter”) in response to the filing of the Form S-1/A in February 2015. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1/A.

The Business, page 16

1. We note the new disclosures about your intent to begin trading in precious metals. In connection with this line of business, please provide additional disclosure regarding the competitive business conditions, your competitive position in the market, and the effect of existing or probable governmental regulations. See Item 101(h)(4) of Regulation S-K.

Response: The Company has amended its disclosure to include additional disclosure regarding the precious metals market and the Company’s position within that market.

Management, page 25

2. In connection with your intent to begin trading in precious metals, please disclose management’s experience in this line of business.

Response: The Company has amended its disclosure to note the applicable experience of its management within the precious metals industry.

Certain Relationships and Related Transactions, page 27

3. We note your response to comment 9, providing your interpretation that Section 13(k) of the Securities Exchange Act of 1934 does not prohibit “loans in furtherance of the issuer’s business.” Please tell us how this interpretation applies to the loans disclosed in the third and fourth paragraphs.

Response: As noted in the previous response to comments, the Company notes as follows: in November 2014, the full amount of the loans were reclassified as a compensation expense. While Section 13(k) prohibits personal loans to directors and officers, loans in furtherance of the issuer’s business are not prohibited. The Company thus views these loans as an expense in furtherance of its business.

Item 1. Financial Statements, page 30

4. Please update the financial statements and financial information included in the filing to include the year ended December 31, 2014. Refer to Rule 8-08 of Regulation S-X.

Response: The Company has amended its disclosure to include its statement of operations date and balance sheet data from its December 31, 2014 financial statement.

Exhibits

5. We note your response to comment 14, and note that you indicate the opinion of counsel and consent of counsel are each “to be filed.” Please ensure that these exhibits have been filed in advance of your request to accelerate effectiveness.

Response: The Company has included as Exhibits the opinion of counsel and consent of counsel.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates

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